April 16, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

RE:        Meritage Homes Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed February 25, 2008 File No-1-9977

Ladies and Gentlemen:

We are in receipt of the letter dated April 3, 2008, from Terence O’Brien, Accounting Branch Chief, on behalf of the Staff of the Securities and Exchange Commission (the “Staff”), addressed to Larry W. Seay, Executive Vice President and Chief Financial Officer of Meritage Homes Corporation, a Maryland corporation (the “Company”). On behalf of the Company, we submit the following responses to such comments. As requested, the responses below are keyed to the comments in the above-referenced letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations page 22

Overview and Outlook, page 22

1.                                     We note your disclosures regarding the industry conditions during fiscal years 2006 and 2007, including the impact those conditions had on your historical operating results. We further note your statement, “Despite current market conditions, we believe we are positioned to weather the current homebuilding industry downturn, and to take advantage of opportunities as the market improves.”

Although we note other general cautionary language concerning market conditions in your filing, there is a concern that investors may interpret this statement as an indication that you expect the industry to improve beginning with fiscal year 2008 with possible impacts on your consolidated financial statements.  This conclusive statement may be more balanced with an additional statement that the industry conditions that occurred during fiscal years 2006 and 2007 may continue during fiscal year 2008, which may continue to have a negative impact on your operating results, financial conditions and liquidity.

Since the market conditions in the homebuilding industry in 2008 are uncertain, please consider revising your disclosure in future filings to provide a more balanced discussion of management’s outlook for the homebuilding industry and the potential impacts to Meritage.

While the Company believes its disclosures adequately discuss the uncertainty of future market conditions, as noted in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview and Outlook — Industry Conditions” in response to the Staff’s comment, it will modify its future filings containing the statement referred to above to read (additional text italicized):

Despite current market conditions, which we believe may continue to have a negative impact on our operating results, financial conditions and liquidity, we believe we are positioned to weather the current homebuilding industry downturn, and to take advantage of opportunities if and when the market improves.

Critical Accounting Policies, page 24

2.                                     We note that you wrote off all of your remaining goodwill during fiscal year 2007 due to the weakened homebuilding market and to incorporate the declining stock prices in your fair value models for your reporting units. You also recognized $327 million of impairments on your homes, We further note that your market capitalization as of December 31, 2007 was approximately $497 million; however, total stockholders’ equity was approximately $730 million. As such, it would appear that there were material changes in the assumptions used to estimate the fair value of your reporting units and communities and there appears to be a reasonable possibility that the fair value of your real estate and other long-term assets could be impaired. Therefore, please revise your critical accounting policies for both existing and continuing communities and goodwill in future filings to provide a detailed discussion of the material changes in the assumptions used for both your reporting units and your communities. Such disclosure should include the quantification of each of the material assumptions made during each of the periods presented. Please also provide a sensitivity analysis of the material assumptions used in estimating the fair value of your existing and continuing communities. Such disclosure would appear to provide investors with a better understanding of the impact the downturn in the homebuilding industry has had on the fair value of your long-term assets and how a further downturn in the industry could further impact your long-term assets. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Based on the recent deterioration of Meritage’s stock price and resulting decreases in market capitalization, the Company adjusted its goodwill valuation methodology in 2007 to more closely align the computed enterprise value and the value of its reporting units with external observable inputs, giving the highest priority to fair value based on quoted prices in active markets for identical assets.  Based on these market inputs, the Company impaired the entire balance of its goodwill in 2007.

In response to the Staff’s comment, the Company will modify its future filings to clarify its historical goodwill valuation techniques. For example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 will be revised to include the following (additional text italicized):

During 2007, we estimated the fair value of our reporting units using various valuation techniques supported with a market based valuation of our company as a whole, and concluded that based upon external observable inputs, such as the recent declines in the price of our common stock and resulting decline of our market capitalization, the carrying value of our reporting units exceeded their fair value and therefore could not support any goodwill.  As such, an impairment loss was probable and could be reasonably estimated for all of our reporting units.  Based on these results, the goodwill balance was impaired $129.4 million in 2007, resulting in a full write-down of all of our remaining goodwill.

With respect to real estate valuations, the Company does not believe that stock price and market capitalization are necessarily relevant to the determination of fair value. Unlike goodwill, which essentially reflects to the value of the enterprise or division as whole, as represented by market inputs, each real estate asset is unique.  Accordingly, Meritage values its inventory, deposits and joint venture investments using various valuation techniques, including discounted cash flow models.  As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Real Estate” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007,  there are numerous inputs and assumptions used in our valuation techniques, including:

•                  Home selling prices adjusted for current and expected sales discounts and incentives;

•                  Costs related to the community — land development (costs incurred and remaining budgeted to spend);

•                  Costs related to the community — home construction (costs incurred and remaining budgeted to spend);

•                  Projected absorption rates;

•                  Alternative land uses for all or a portion of the land; and

•                  Discount rate.

As the fair value derived from these analyses are primarily based on various valuation techniques, including discounted projections of future cash flows for individual communities, the Company believes the aggregate value of its real estate assets may reasonably exceed its market capitalization, particularly during periods when the homebuilding industry experiences large stock price volatility swings.

Although the Company concurs that sensitivity analysis for critical accounting policies generally provides useful information for investors, in the particular case of real estate impairment valuations and discounted cash flow models, due to the volume of inputs as noted above, their individual variability and the variability of such inputs across different communities and different geographies, the Company believes it is impractical to attempt to create a sensitivity analysis to address all the hypothetical scenarios in a manner that would provide meaningful information to readers. In fact, the Company believes that even if such an analysis could be created, it may result in information that could lead the reader to incorrect conclusions as changes in assumptions would not affect all communities in a consistent manner.  The Company believes that that the key assumptions discussed above provide investors with the necessary information to understand the Company’s key inputs used in its valuations.

The Company will also modify its future filings to more fully describe its real estate valuation techniques.  For example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Real Estate” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 will be revised to include the following (additional text italicized):

Existing and continuing communities:  When projections for the remaining income expected to be earned from existing communities are no longer positive, the underlying real-estate assets are deemed not fully recoverable, and further analysis is performed to determine the required impairment.  The fair value of the communities’ assets is determined using various valuation techniques, including discounted cash flow models with impairments charged to cost of home closing in the period during which the fair value is less than the assets’ carrying amount.  Our key estimates in deriving fair value are (i) home selling prices in the community adjusted for current and expected sales discounts and incentives, (ii) costs related to the community - both land development and home construction - including costs spent to date and budgeted remaining costs to spend, (iii) projected absorption rates, reflecting any product mix change strategies implemented to stimulate the sales pace, and (iv) alternative land uses including disposition of all or a portion of the land owned.  These assumptions vary widely across different communities and geographies and are largely dependent on local market conditions.  Community-level factors that may impact our key estimates include:

•                  The presence and significance of local competitors, including their offered product type and competitive actions;

•                  Economic and related conditions for the population of the surrounding community; and

•                  Desirability of the particular community, including unique amenities or other favorable or unfavorable attributes.

These local circumstances may significantly impact our assumptions and the resulting computation of fair value, and are, therefore, closely evaluated by our division personnel in their creation of discounted cash flow models.  The models are also evaluated by regional and corporate personnel for consistency and integration, as decisions that affect pricing or absorption at one community may have resulting consequences for neighboring communities.

3.                                     We note that you believe it is more likely than not that your $ 129.1 million of deferred tax assets will be fully realized- From your disclosure on page 27, it appears that you are primarily relying on future earnings. Given that you recognized a material loss in the most recent fiscal year and that the results for fiscal year 2008 is a material uncertainty given the current state of the homebuilding industry, please revise your disclosure in future filings to provide a more detailed explanation as to how you determined your future tax assets are more likely than not realizable. Specifically, quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risks, or assumptions related to these tax-planning strategies.

The Company believes it is more-likely-than-not that the net federal deferred tax asset of $129.1 million will be fully realized and does not require a valuation allowance. In this regard, the Company expects to dispose of or sell a significant amount of real estate in 2008 that has been impaired and to carry back any resulting losses to offset our profits from 2006. For tax purposes, the Company may carry forward losses for 20 years and apply against future earnings to realize our tax assets.

According to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), deferred tax assets are reduced by a valuation allowance “if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.”  SFAS No. 109 further clarifies that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.”

For purposes of SFAS No. 109, the Company has determined that the specified measurement period for a cumulative loss position is a four-year period for Meritage.  As of December 31, 2007, the Company was not in a cumulative loss position but will continue to review its deferred tax assets and cumulative position and will record valuation allowances, if necessary, when conditions indicate that it is warranted.

In response to the Staff’s comment, the Company will modify its future filings to clarify the above. For example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Deferred Tax Assets” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 will include the following (additional text italicized):

We believe it is more-likely-than-not that the net federal deferred tax asset of $129.1 million will be fully realized and does not require a valuation allowance. In this regard, we expect to dispose of or sell a significant amount of real estate in 2008 that has been impaired and to carry back any resulting losses to offset our profits from 2006. For tax purposes, we may carry forward losses for 20 years and apply against future earnings to realize our tax assets. Accounting rules require a valuation allowance to be recorded against these assets if there is strong negative evidence such as the company being in a cumulative loss position over a specified measurement period, which we have determined to be a four-year period for Meritage. As of December 31, 2007, we were not in a cumulative loss position. However, we will continue to review our deferred tax assets and cumulative loss position and will record valuation allowances, if necessary, when conditions indicate that it is warranted. At the state level, a valuation allowance was determined to be necessary due to the magnitude of loss in non-unitary states, no carry back of loss being allowed at the state level, and shorter carry forward periods in a few of the states where we are doing business.

Liquidity and Capital Resources, page 36

4.                                     We note your statement that if your financial condition continues to deteriorate due to a worsening in the homebuilding industry or due to other factors, you may be challenged to meet your covenants. As such, please include a tabular presentation, of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your credit facility, Senior Subordinated Notes, and Senior Notes. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote.  Refer to Section 501.03 of the Financial Reporting modification for guidance.

In response to the Staff’s comment, the Company will modify its future filings to include a tabular presentation of its actual ratios and amounts versus the minimum/maximum ratios/amounts permitted under its financial covenants for its credit facility and senior and senior subordinated indentures.

For example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Unsecured Revolving Credit Facility” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 will including the following (additional text italicized):

In September 2007, we amended our Credit Facility to (i) reduce the total facility size to $800 million from $850 million, (ii) modify the applicable interest rate by 20.0 to 27.5 basis points, depending upon our Leverage Ratio (as defined), (iii) reduce the minimum Interest Coverage Ratio (as defined) for a period of up to nine consecutive quarters (the beginning quarter of which is chosen by us but commencing no later that the second fiscal quarter of 2008) below 2.00 to 1.00 interest coverage (“Reduced Interest Coverage Period”), and (iv) to further reduce the minimum Interest Coverage Ratio for a period of up to three consecutive quarters during the Reduced Interest Coverage Period to a minimum of 0.50 to 1.00 interest coverage (“Partial Suspension Period”). In addition, the individual quarterly Interest Coverage Ratio cannot be less than 1.00 to 1.00 for more than four consecutive quarters during the Reduced Interest Coverage Period.

During the Reduced Interest Coverage Period, the Leverage Ratio (as defined) cannot exceed 2.00 to 1.00, and the maximum Leverage Ratio decreases further as the Interest Ratio decreases below 2.00 to 1.00 for each four trailing four-quarter period. The below table shows the relationship between reductions in the Interest Coverage Ratio and the Maximum Leverage Ratio:

When Interest Coverage is:	Maximum Leverage Ratio:
> 2.00x	< 2.25x
1.75x to 2.00x	< 2.00x
1.50x to 1.75x	< 1.75x
1.25x to 1.50x	< 1.50x
< 1.25x	< 1.40x

The Leverage Ratio during the Partial Suspension Period cannot be greater than 1.40 to 1.00. The Leverage Ratio during any period other than the Reduced Interest Coverage Period cannot be greater than 2.25 to 1.00.

We expect our Interest Coverage Ratio will be below 2.0 to 1.0 at March 31, 2008 and we anticipate electing into the Partial Suspension Period as of the end of the quarter ending June 30, 2008.

Assuming the Reduced Interest Coverage Period commences in the first quarter of 2008 and the Partial Suspension Period commences in the second quarter of 2008, the below table shows the required Minimum Interest Coverage Ratio (as defined) as of the end of each quarter:

Quarter	Minimum Interest Coverage Ratio:
Q1 2008	1.00
Q2 2008	0.50
Q3 2008	0.50
Q4 2008	0.50
Q1 2009	1.00
Q2 2009	1.00
Q3 2009	1.25
Q4 2009	1.50
Q1 2010	1.75
Q2 2010	2.00

At any time if the Interest Coverage Ratio during the Partial Suspension Period is below 1.0 to 1.0, we must maintain Liquidity (defined generally as availability under the Credit Facility) of $75 million.

During the Reduced Interest Coverage Period, we are prohibited from paying dividends, buying back Company stock or prepaying any senior or subordinated notes.

After the September 2007 amendment, the Credit Facility had key financial and other covenants:

•                     requiring us to maintain tangible net worth (“Minimum Net Worth”) of at least $600 million plus 50% of net income earned for each full fiscal quarter ending after December 31, 2006 (with no deduction for net losses) plus 50% of the aggregate net increase in tangible net worth resulting from the sale of capital stock and other equity interests (as defined);

•                     prohibiting our ratio of indebtedness (including accrued expenses) to tangible net worth ( the “Leverage Ratio”) from being greater than 2.25 to 1 (subject to reduction during the Reduced Interest Coverage Period);

•                     requiring us to maintain a ratio of EBITDA (including interest amortized to cost of sales) to interest incurred (as defined) (the “Interest Coverage Ratio”) of at least 2.0 to 1 (subject to reduction during the Reduced Interest Coverage Period);

•                     Prohibiting our consolidated indebtedness (excluding certain subordinated debt and certain secured debt) minus cash and accounts receivable from exceeding a borrowing base based on the sum of: (i) 90% of the net book value of presold units, (ii) 80% of the net book value of eligible model units, (iii) 80% of the net book value of unsold units under construction, (iv) 80% of the net book value of completed unsold units less than 18 months since completion, (v) 70% of the net book value of finished lots, (vi) 60% of the net book value of land/lots under development, and (vii) 50% of the net book value of unimproved entitled land (the “Permitted Debt Based on Borrowing Base”);

•                     prohibiting the net book value of our land and lots where construction of a home has not commenced to exceed 125% of tangible net worth plus 50% of the aggregate outstanding subordinated debt (the “Total Land Restriction”) and prohibiting the net book value of our raw land where grading or infrastructure improvements have not begun to exceed 20% of tangible net worth (the “Raw Land Restriction”); and

•                     limiting the number of unsold housing units and model units that we may have in our inventory at the end of any fiscal quarter as follows:

(1)             unsold homes cannot exceed the greater of 30% of the number of home closings within the four fiscal quarters ending on such date or 60% of the number of unit closings within the two fiscal quarters ending on such date (the “Unsold Units Restriction”); and

(2)             model homes cannot exceed 10% of the number of home closings within the four fiscal quarters ending on such date (the “Model Homes Restriction”).

The following table summarizes these covenant thresholds pursuant to the Credit Facility, as amended, and our compliance with such covenants as of March 31, 2008:

Financial Covenant		Covenant Requirement	Actual
($ in millions)
Minimum Net Worth (1)	>
Leverage Ratio (2)	<
Interest Coverage Ratio	>
Permitted Debt Based on Borrowing Base	<
Total Land Restriction	<
Raw Land Restriction	<
Unsold Units Restriction	<
Model Homes Restriction	<

(1) Minimum Net Worth (called “Actual Consolidated Tangible Net Worth” in the Credit Agreement) was calculated based on the stated amount of our consolidated equity less intangible assets of $       million as of March 31, 2008.

(2) Repayment guarantees are included in the definition of Indebtedness for purposes of calculating the Leverage Ratio.

Additionally, we will add the following paragraph to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—7.0% Senior Notes”:

If we do not meet both the Fixed Charge Ratio and the Ratio of Consolidated Indebtedness to Consolidated Tangible Net Worth covenants in our senior and senior subordinated indentures, we are generally prohibited from incurring additional indebtedness. Our actual Fixed Charge Ratio and Ratio of Consolidated Indebtedness to Consolidated Tangible Net Worth as of March 31, 2008 were        to 1.0 and          (       in the case of the 7.0% Senior Notes) to 1.0, respectively. Our actual tangible net worth as of March 31, 2008 was $       million.

*              *              *              *

In submitting these responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                If you have any questions regarding the forgoing, please do not hesitate to call me at my direct line (480)515-8003.

Sincerely,

Meritage Homes Corporation

/s/ Larry W. Seay
Larry W. Seay
Executive Vice President — Chief Financial Officer

CC:  Steve Hilton

         Vicki Biggs

         Timothy White

         Christopher J. Miner

         Steven D. Pidgeon